UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*


                   Real Estate Income Fund Inc.
-----------------------------------------------------------------
                             -------
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
-----------------------------------------------------------------
                             -------
                 (Title of Class of Securities)

                            755881109
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment L L C
             2855 East Cottonwood Parkway, Ste. 110
                    Salt Lake City, UT 84121
-----------------------------------------------------------------
                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          May 17, 2006
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), (f) or (g), check the following box [  ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                   (Continued on following pages)








CUSIP No.  - 755881109

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT L L C

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         INCORPORATED IN DELAWARE


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   652,700 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                652,700 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 652,700 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.9%

14      TYPE OF REPORTING PERSON*
        OO









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO,PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


NUMBER OF           7     SOLE VOTING POWER
SHARES                    653,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 653,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 653,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.9%

14     TYPE OF REPORTING PERSON*
        IN









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     326,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  326,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 326,500

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%

14      TYPE OF REPORTING PERSON*
         PN










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     326,200
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  326,200
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 326,200

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.9%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     308,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  308,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 308,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                       77,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    77,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   77,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.7%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS MANAGEMENT, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     308,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  308,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 308,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ROBERT FERGUSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    386,200
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 386,200
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 386,200

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%

14     TYPE OF REPORTING PERSON*
        IN











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       PARADIGM PARTNERS, N.W., INC.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       WASHINGTON

NUMBER OF           7     SOLE VOTING POWER
SHARES                    77,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 77,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 77,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.7%

14     TYPE OF REPORTING PERSON*
        CO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       SCOTT FRANZBLAU

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    308,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 308,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 308,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

14     TYPE OF REPORTING PERSON*
        IN











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       MICHAEL DUNMIRE

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    386,200
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 386,200
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 386,200

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.5%

14     TYPE OF REPORTING PERSON*
        IN










The following constitutes Amendment No. 3 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the
Schedule 13D as specifically set forth.



     Item 2 is hereby amended and restated to read as follows:

ITEM 2:  IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western
Investment Hedged Partners L.P., a Delaware limited partnership ("WIHP"), Western Investment Activism Partners LLC, a Delaware limited liability company ("WIAP"), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company ("BPIP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM"), Benchmark Plus Partners, L.L.C, a Delaware limited liability company ("BPP"), Paradigm Partners, N.W., Inc., a Washington corporation ("PPNW"), Scott Franzblau, Robert Ferguson and Michael Dunmire. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of WILLC, Mr. Lipson, WIHP, and WIAP disclaim beneficial ownership of the Shares held by BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire. Each of BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire disclaim beneficial ownership of the Shares held by WILLC, Mr. Lipson, WIHP and WIAP.

WILLC has sole voting and investment power over WIHP's and WIAP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. BPM is the managing member of BPIP and Messrs. Franzblau, Ferguson and Dunmire in their role as managing members of BPM, have sole voting and investment control over BPIP's security holdings. PPNW is the managing member of BPP and Messrs. Ferguson and Dunmire, in their role as officers of BPP, have sole voting and investment control over BPP's security holdings. Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares held by BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire. Neither BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by WILLC, Mr. Lipson, WIHP and WIAP.


(b) The principal business address of WILLC, Mr. Lipson, WIHP and WIAP is 2855 East Cottonwood Parkway, Suite 110, Salt Lake City, Utah 84121.

The principal business address of BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire is 820 A Street, Suite 700, Tacoma, WA 98402.


(c) The principal business of WILLC is acting as the general partner and managing member, as the case may be, of WIHP and WIAP. The principal occupation of Mr. Lipson is acting as managing member of WILLC. The principal business of WIHP and WIAP is the business of acquiring, holding and disposing of investments in various companies.

The principal business of BPIP is the business of acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP.

The principal business of BPP is the business of acquiring, holding and disposing of investments in various companies. The principal business of PPNW is acting as the managing member of BPP.

The principal occupation of Scott Franzblau is acting as a managing member of BPM. The principal occupation of Robert Ferguson is acting as a managing member of BPM and as the President and Director of PPNW. The principal occupation of Michael Dunmire is acting as a managing member of BPM and as the Chairman of the Board of PPNW.


(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(f) Messrs. Lipson, Franzblau, Ferguson and Dunmire are citizens of the United States of America.



Item 3 is hereby amended and restated as follows:

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 652,700 Shares beneficially owned by WILLC is approximately $12,314,683. The Shares beneficially owned by WILLC were acquired with the working capital of each of WIHP and WIAP. The aggregate purchase price of the 308,700 Shares beneficially owned by BPM is approximately $5,647,230. The Shares beneficially owned by BPM were acquired with the working capital of BPIP. The aggregate purchase price of the 77,500 Shares beneficially owned by PPNW is approximately $1,435,183. The Shares beneficially owned by PPNW were acquired with the working capital of BPP.
The aggregate purchase price of the 1,000 additional Shares owned by Mr. Lipson is approximately $18,610. The Shares owned by Mr. Lipson were acquired with personal funds.



ITEM 5(a) is hereby amended and restated as follows:


(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 11,069,242.453 Shares outstanding as of February 28, 2006, as reported in the Issuer's Form DEF 14A filed with the Securities and Exchange Commission on March 14, 2006. An affiliate of WILLC, Western Investment Institutional Partners LLC (WIIP), acquired shares of RIT prior to 09/24/2005, and on 04/10/2006, sold all shares to WIHP and WIAP, as noted in Schedule A.

As of the close of business on May 17, 2006, WIHP, WIAP, BPIP, and BPP beneficially owned 326,500, 326,200, 308,700, and 77,500 Shares, respectively, representing 3.0%, 2.9%, 2.8%, and 0.7%, respectively, of the Shares outstanding. As the general partner or managing member, as the case may be, of WIHP and WIAP, WILLC may be deemed to beneficially own the 652,700 Shares, constituting approximately 5.9% of the Shares outstanding. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 652,700 Shares beneficially owned by WILLC, in addition to the 1,000 Shares personally owned by Mr. Lipson, constituting approximately 5.9% of the Shares outstanding.

As the managing member of BPIP, BPM may be deemed to beneficially own the 308,700 Shares beneficially owned by BPIP, constituting approximately 2.8% of the Shares outstanding. As the managing members of BPM, Messrs. Franzblau, Ferguson and Dunmire may be deemed to beneficially own the 308,700 Shares owned by BPM. As the managing member of BPP, PPNW may be deemed to beneficially own the 77,500 Shares beneficially owned by BPP, constituting approximately 0.7% of the Shares outstanding. As the officers of PPNW, Messrs. Ferguson and Dunmire may be deemed to beneficially own the 77,500 Shares beneficially owned by PPNW.


ITEM 5(c) is hereby amended to add the following:

(c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Common Stock effected since the filing of Amendment No. 3 to Schedule 13D. All of such transactions were effected in the open market.




                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 18, 2006

                       WESTERN INVESTMENT L L C

                       By: /s/ Arthur D. Lipson, Sole Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       By: /s/ Arthur D. Lipson
                           ___________________
                            ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member

                       By: /s/ Michael Dunmire, Managing Member


                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member

                       By: /s/ Michael Dunmire, Managing Member


                       By: /s/ Scott Franzblau
                           ___________________
                             SCOTT FRANZBLAU

                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE


                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: /s/ Robert Ferguson, Principal

                       By: /s/ Michael Dunmire, Principal


                       PARADIGM PARTNERS, N.W. INC.

                       By: /s/ Robert Ferguson, Principal

                       By: /s/ Michael Dunmire, Principal


                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE










                           SCHEDULE A

           Transaction Code    Quantity    Trade Date    Price
WIHP        Buy*                92,100     04/10/2006     $19.2507
            Buy                  6,600     04/12/2006     $18.8700
            Buy                  2,400     04/13/2006     $18.6350
            Buy                  7,400     04/17/2006     $18.6331
            Buy                  2,100     04/24/2006     $19.0476
            Buy                    200     05/03/2006     $18.7029
            Buy                 18,600     05/12/2006     $18.4301
            Buy                 12,200     05/15/2006     $18.5089
            Buy                  1,000     05/15/2006     $18.5850
            Buy                  2,300     05/16/2006     $18.5902
            Buy                 35,000     05/17/2006     $18.3555


WIIP        Sell*               25,800     04/10/2006     $19.1521
            Sell*                9,600     04/10/2006     $19.2458
            Sell*              148,800     04/10/2006     $19.2509



WIAP        Buy                    200     02/10/2006     $18.7300
            Buy                  3,600     02/13/2006     $18.7228
            Buy                  2,200     02/16/2006     $18.9600
            Buy                    500     02/17/2006     $19.1220
            Buy                  2,900     02/21/2006     $19.2138
            Buy                  3,500     02/21/2006     $19.1179
            Buy                  1,300     03/22/2006     $19.7400
            Buy                  3,800     03/23/2006     $19.7942
            Buy                  3,100     03/24/2006     $19.7097
            Buy                  1,000     03/29/2006     $19.9600
            Buy                  1,300     03/31/2006     $19.8269
            Buy                  2,800     04/05/2006     $19.4964
            Buy                    700     04/07/2006     $19.1429
            Buy*                92,100     04/10/2006     $19.2507


BPP         Buy                  2,300     02/07/2006     $18.7793
            Buy                  3,500     02/07/2006     $18.7363
            Buy                  3,800     02/09/2006     $18.7489
            Buy                  5,100     05/17/2006     $18.3571


BPIP             NONE

WILLC            NONE

BPM              NONE

PPNW             NONE

Mr. Lipson       NONE

Mr. Franzblau    NONE

Mr. Dunmire      NONE

Mr. Ferguson     NONE


*  The transactions on 04/10/2006 were cross trades between affiliates.